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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING Jan 1, 2022 (MM/DD/YY) AND ENDING Dec 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Alternative Capital, LLC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19500 Victor Parkway Ste 550
(No. and Street)

Livonia	MI	48152
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Hofer	248-428-8003	khofer@americanaltcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Hofer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Alternative Capital, LLC., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALKA S PATEL
NOTARY PUBLIC - MICHIGAN
MACOMB COUNTY
MY COMMISSION EXPIRES 01/28/2028
ACTING IN OAKLAND COUNTY

Signature: Kathleen Hofer 5/26/2023

Title: CFO

Alka S Patel

Notary Public 5/26/2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

American Alternative Capital, LLC

Financial Statements and Supplemental Schedule
(with Report of Independent Registered Public
Accounting Firm Thereon)

For the Period January 1, 2022 to December 31, 2022

American Alternative Capital, LLC

Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of American Alternative Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Alternative Capital, LLC as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Alternative Capital, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of American Alternative Capital, LLC's management. Our responsibility is to express an opinion on American Alternative Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Alternative Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of American Alternative Capital, LLC's financial statements. The supplemental information is the responsibility of American Alternative Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as American Alternative Capital, LLC's auditor since 2022.

Maitland, Florida

April 13, 2023

April 28, 2023, except for statement of changes in members' equity and statement of cash flows

May 22, 2023, except for Note 5

American Alternative Capital, LLC
Statement of Financial Condition
December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	113,110
Other Current Assets	
Taxes Receivable	29,900
Rec from Sponsors	29,072
PPD	10,304
Total Other Current Assets	69,275
Total Current Assets	182,385
TOTAL ASSETS	**182,385**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	27,286
Other Current Liabilities	29,995
Total Current Liabilities	57,281
Total Liabilities	57,281
Equity	
Retained Earnings	246
Net Income	124,858
Total Equity	125,104
TOTAL LIABILITIES & EQUITY	**182,385**

The footnotes are an integral part of the financial statements

American Alternative Capital, LLC
Statement of Income
For the Period January 1, 2022 to December 31, 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	425,941
Expense	
Outside Services	81,500
Donations	25,000
Promotional	9,848
Payroll	102,135
Regulatory Fees	38,801
General & Administrative	10,818
Travel	1,401
Technology	11,817
Professional Fees	19,764
Total Expense	301,082
Net Ordinary Income	124,858
Net Income	**124,858**

The footnotes are an integral part of the financial statements

American Alternative Capital, LLC
Statement of Changes in Members' Equity
For the Period January 1, 2022 to December 31, 2022

	Dec 31,2022
Beg Member Equity Dec 31, 2021	13,505
Member Contributions	94,486
Member Distributions	-107,745
Net Income	124,858
Total Member Equity	125,104

The footnotes are an integral part of the financial statements

American Alternative Capital, LLC
Statement of Cash Flows
For the Period January 1, 2022 to December 31, 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	124,858
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Taxes Receivable	-29,900
Rec from Sponsors:IHC	-29,072
PPD:E&O	-904
PPD:Fidelity Bond	-556
PPD:FINRA CRD	-8,594
PPD:Global Relay	-250
Accounts Payable	27,286
Payable to CIP	5,075
Payable to CIS	24,920
Accrued Expenses Payable	-13,926
Net cash provided by Operating Activities	98,938
FINANCING ACTIVITIES	
Members' Equity	
Member Contribution	94,486
Member Distribution	-107,745
Net cash used by Financing Activities	-13,259
Net cash increase for period	85,679
Cash at beginning of period	27,431
Cash at end of period	**113,110**

Supplemental Disclosure:

Cash paid for interest $0

The footnotes are an integral part of the financial statements

Note 1 – NATURE OF BUSINESS

Link Alts Capital, LLC (the "Company") was organized on July 6, 2020, under the laws of Colorado. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily serves as a placement agent between privately held companies seeking to sell private placement securities through financial intermediaries. Link Alts was acquired by Concorde Investment Partners, LLC, ("CIP") on July 7, 2022, and is currently operating under the DBA American Alternative Capital, LLC.

Note 2 – CASH AND CASH EQUIVALENTS

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions of penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar Insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. On December 31, 2022, the Company had no uninsured cash balances.

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

The Company operates as the Managing Broker Dealer which functions as the wholesaler for raising funds for an offering. The Company receives commissions as interest are sold and recognizes revenue at the trade date (purchase date) as the Company believes the performance obligations is satisfied because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks   and rewards of ownership of the interests have been transferred to/from the customer.

Note 4: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with

single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the members of the Company.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved.

Note 5: RELATED PARTY TRANSACTION

The Company is subject to an expense sharing agreement ("ESA") with Concorde Investment Partners, LLC, ("CIP"). Pursuant to the agreement, the Company charges CIP $1,000 per month for rent, insurance, and shared employees. For the year ended Dec 31, 2022 the Company paid CIP $6,000.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company has no commitments and contingencies as of the year ended December 31, 2022.

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2022 or during the year then ended.

Note 8: INVESTMENT

The Company had no investments in the fiscal year ended December 31, 2022.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $81,577 which was $76,577 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($57,281) to net capital was 0.70 to 1, which is less than the 15 to 1 maximum allowed.

Note 10: COMPANY CONDITION

The Company had no loss for the year ended December 31, 2022, and has received capital contribution from CIP for working capital. The Company's owner, CIP, has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanied financial statements have been prepared on a going-concern basis without adjustment for realization in the

event the Company ceases to continue as a going concern.

Note 11: SUBSEQUENT EVENTS

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statements were available to be issued and determined the only event or subsequent transaction that requires disclosure is additional partner, Jason Kavanaugh will be buying into American Alternative Capital, LLC. And is currently in the approval process via 1017 application with FINRA for acceptance and approval.

American Alternative Capital, LLC
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31,2022

Computation of net capital			
Member's equity	$ 125,104		
Total member's equity		$	125,104
Less: Non-allowable assets			
Taxes Receivable	29,072		
Receivable from Sponsors (Net of Payables)	4,151		
Prepaid expense	10,304		
Total non-allowable assets			43,527
Net capital			**$81,577**
Computation of net capital requirements			
Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$ 3,819		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)			(5,000)
Excess net capital			$ 76,577

Ratio of aggregate indebtedness to net capital 0.70 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2022.

American Alternative Capital, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2022

A computation of reserve requirements is not applicable to American Alternative Capital, LLC as in reliance on footnote 74 to SEC Release 34-70071, the Company (1) does not and will not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

American Alternative Capital, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2022

Information relating to possession or control requirements is not applicable to American Alternative Capital, LLC as in reliance on footnote 74 to SEC Release 34-70071, the Company (1) does not and will not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of American Alternative Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) American Alternative Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to a placement agent between privately-held companies seeking to sell private placement securities through financial intermediaries. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

American Alternative Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Alternative Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 13, 2023

American Alternative Capital, LLC
Exemption Report

Link Alts Capital, LLC, DBA American Alternative Capital, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. &240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. &240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R &240.15c3-3, and

(2) The Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R &240.17a-5 because the Company Limits its business activities exclusively as a placement agent between privately-held companies seeking to sell private placement securities through financial intermediaries, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

American Alternative Capital, LLC.

I, Kathleen Hofer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Kathleen Hofer*

Title: CFO

4/13/2023